Exhibit 1

                                                       November 1, 2000

                                                       FOR IMMEDIATE RELEASE
                                                       Contact: Richard Saltz
                                                       Telephone: 203-846-2274
                                                       Facsimile:  203-846-1776

      TRUDY ANNOUNCES PROPOSED $1 MILLION INFUSION OF NEW LOANS AND CAPITAL

Norwalk, Connecticut ---(BUSINESS WIRE)-November 1, 2000--Trudy Corporation (OTCBB:TRDY) announced today that its Board of Directors has approved a plan which would provide $1 million of new loans and/or equity for the Company. Initially, William Burnham, President and Chief Executive Officer of the Company, and Peter Burnham, shareholder and brother of William Burnham, will loan the company $650,000. The Burnham family currently owns 55.7% of the outstanding common stock in Trudy Corp. and has outstanding indebtedness with the Company of $2.1 million as of September 30, 2000. After these new loans are in place, the Company will be indebted to the Burnham family for $2.75 million. It is the intent of the Burnhams to ask the Company to permit the conversion, at a later date of approximately $1.95 million of these loans to equity in Trudy Corporation.

In addition, the Company is seeking to raise an additional $350,000 from other sources including, but not necessarily limited to banking institutions and other potential investors introduced to the Company by The Whitehall Companies of New York.

In a related move, the Board of Directors appointed an independent board member as a committee to review the proposed conversion of the Burnham family debt into equity. This committee will report back to the Board as soon as practical. When these loans are converted, the balance sheet will be positioned to attract additional working capital and strategic partners, not to mention relieve the Company of its high debt service.

Commenting upon this development, William W. Burnham, President and Chief Executive Officer of Trudy, stated, "Once the funds are in place, Trudy will be structured to eliminate the negative impact of past merger attempts and move forward. Under our valuable Smithsonian license, Trudy's products remain viable and desired in the marketplace. We will have the financial where-with-all to meet this demand."

The Whitehall Companies, Inc. is a private venture capital firm which has, since 1997, assisted both public and private companies in various consulting capacities, including acquisitions, mergers and private placements. The firm also specializes in investment and compliance consulting for the online internet broker-dealer community. A partial list of its clientele includes Speedlane, Inc. (OTCBB: SPDL), Orion Technologies, Inc.(OTCBB: ORTG), U.S. Mobil (OTCBB:USMS), Global Telemedia Inc. (OTCBB: GTMI), Data Exchange, Inc.,

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AdrenaMail.Com, Inc. and New Products For You, Inc., Sparta Surgical, Inc., Big
Vault.Com, Gem Laboratories, Inc., Trademine, Inc.,

Trudy Corporation was founded in 1947 as a privately owned designer and marketer of stuffed toys and became a public company in 1987. Trudy currently owns the exclusive license with the Smithsonian Institution for children's storybooks, readalong audio books and companion realistic toy products. It has active distribution into the retail trade warehouse clubs as well as schools and libraries. Also in its distribution portfolio is a mail order catalog and e-commerce business to consumers and the education community.

Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These forward-looking statements speak only as of the date hereof.